                                                                   EXHIBIT(a)(5)

                                [SHOLODGE LOGO]

Contact:  Bob Marlowe
          Chief Financial Officer
          (615) 264-8000


                SHOLODGE, INC. ANNOUNCEMENT OF CASH TENDER OFFER

Hendersonville, Tenn (July 31, 2003) -- ShoLodge, Inc. (NASDAQ: LODG), today announced that it will commence a cash tender to purchase up to $7 million aggregate principal amount of its outstanding 7 1/2% Convertible Subordinated Debentures, Due 2004. The tender will begin on July 31, 2003 and will expire at midnight, Eastern Time, on August 27, 2003 unless extended or earlier terminated. Tendered debentures may be withdrawn at any time prior to the expiration date.

ShoLodge is offering to purchase the debentures (CUSIP 825034 AA 9), for a cash price of $730 per $1,000 principal amount. If the amount tendered exceeds $7 million principal amount, ShoLodge will accept the tendered debentures on a prorated basis. Debentures tendered but not purchased will be returned to tendering holders.

The terms and conditions of the tender appear in ShoLodge's Purchase Offer Statement, dated July 31, 2003 and the related Letter of Transmittal. Copies of these and other related documents will be mailed to all holders of the convertible debentures. The tender is not conditioned on a minimum amount of convertible debentures being tendered. The consummation of the tender for the convertible debentures is subject to certain other conditions described in the Purchase Offer Statement. Subject to applicable law, ShoLodge may, in its sole discretion, waive any condition applicable to the tender and may extend, terminate, or otherwise amend the tender.

SunTrust Bank is the depositary for this offer. Holders of the convertible debentures should read the Purchase Offer Statement, Letter of Transmittal and related documents because they contain important information about the tender. Copies of the Purchase Offer Statement, Letter of Transmittal and related documents may be obtained at no charge from ShoLodge at 130 Maple Drive North, Hendersonville, Tennessee 37075 or from the Securities and Exchange Commission's web site at http://www.sec.gov. Additional information concerning the terms of the tender, including all questions relating to the mechanics of the tender, may be obtained by contacting Mr. Richard L. Johnson at ShoLodge at (615) 264-8000.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the new notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.


                                     -END-


                                      -1-